

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

John K. Tokarz
Shareholder
Reinhart Boerner Van Deuren s.c.
1000 N Water St, 1700
Milwaukee, WI 53202

>   **Re: BROADWIND, INC.**
>   **PREC14A filed by WM Argyle Fund, LLC et al.**
>   **Filed March 21, 2023**
>   **File No. 001-34278**

Dear John K. Tokarz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 21, 2023

General

1. Please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon at the meeting and describe any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. See Item 3 of Schedule 14A.

2. Please change all references to the Company's "blue" proxy card to "white."

3. Please update the proxy statement and the proxy card to reflect the additional director nominee and additional proposals presented in the Company's proxy statement. Please also ensure that any disclosure in your proxy statement or proxy card that tracks the Company's disclosure is similarly updated to reflect the latest disclosure.

4. We note the following disclosure on page 4: "IF YOU VOTE "FOR" MORE THAN SIX NOMINEES, YOUR SHARES WILL BE VOTED "FOR" ALL THREE OF THE

NOMINEES AND FOR THE THREE ACCEPTABLE COMPANY NOMINEES." Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Questions and Answers about the Proxy Materials and the Annual Meeting, page 15

5.   On page 17, we note the reference to the Company's proxy statement as an "opposition" proxy statement. To avoid confusing shareholders, please do not refer to the Company's proxy statement in such manner.

6.   We note the disclosure on page 18 that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Other Information About the Company, page 21

7.   We note the reference to the Company's proxy statement being available on the SEC website. Please ensure that such disclosure tracks the requirements of Item 7(f) of Schedule 14A, including by making a reference to the fact that information can be accessed without cost.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions